SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                            Gateway Bancshares, Inc.
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                                (Name of Issuer)

            Gateway Bancshares, Inc.          Jeanette Wilson Dupree
          Gateway Interim Corporation           James A. Gray, Sr.
                Robert G. Peck                   Danny R. Jackson
                Harle B. Green                    Ernest Kresch
             William H. H. Clark                Jeffrey R. Hensley
                Boyd M. Steele                   Jack Joseph Babb
          ----------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                                  Common Stock
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                         (Title of Class of Securities)


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                      (CUSIP Number of Class of Securities)

                                 Robert G. Peck
                      President and Chief Executive Officer
                            Gateway Bancshares, Inc.
                              5102 Alabama Highway
                             Ringgold, Georgia 30736
                                 (706) 965-5500
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Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Katherine M. Koops, Esq.
                              Powell Goldstein LLP
                               One Atlantic Center
                     1201 West Peachtree Street, 14th Floor
                             Atlanta, Georgia  30309
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.   [ ]  A tender offer.

     d.   [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

     ---------------------------------  ----------------------------------------
     Transaction valuation*             Amount of filing fee
     ---------------------------------  ----------------------------------------
     $ 2,297,478                        $ 460
     ---------------------------------  ----------------------------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 247,180 shares of common stock of the subject company for $15.00 per share in cash. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value and was paid with the initial filing of this Schedule 13E-3.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                   Filing Party:

Form or Registration No.:                    Date Filed:

      AMENDMENT NO. 2 TO TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


          This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule") is filed by the filing persons listed on the cover of this Schedule in connection with an Agreement and Plan of Reorganization (the "Plan") that is designed to take Gateway Bancshares, Inc. ("Gateway" or the "Company") private by reducing its number of shareholders of record below 300. A copy of the Plan is attached as Appendix A to the Definitive Proxy Statement filed by the Company concurrently with this Schedule (the "Proxy Statement"). The Proxy Statement is also being filed concurrently under cover of Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, and is incorporated by reference herein. The Proxy Statement relates to a special meeting of shareholders at which Gateway's shareholders will consider and vote upon the Plan.

          All information contained in this Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms but not otherwise defined herein shall have the meaning given to them in the Proxy Statement.


ITEM 1.   Summary Term Sheet

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM 2.   Subject Company Information

          The required information is incorporated herein by reference to the caption to the Notice of Special Meeting of Shareholders contained in
          Exhibit 1 and to the sections of Exhibit 1 entitled "INFORMATION ABOUT GATEWAY AND ITS AFFILIATES, -Stock Purchases by Gateway, -Market for Common Stock and Dividends" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Number of Shares Outstanding."

ITEM 3.   Identity and Background of Filing Person

          The business address and telephone number of each filing person listed on the cover of this Schedule is c/o Gateway Bank & Trust, 5102 Alabama Highway, Ringgold, Georgia 30736, telephone (706) 965-5500. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE PLAN- The Reorganization- Structure" and "INFORMATION ABOUT GATEWAY AND ITS AFFILIATES-Directors and Executive Officers."

ITEM 4.   Terms of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Requirements for Shareholder Approval," "SPECIAL FACTORS-Purpose of the Reorganization, -Reasons for the Reorganization, -Recommendation of the Board of Directors; Fairness of the Reorganization, -Effects of the Reorganization on


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          Affiliates and -Federal Income Tax Consequences of the
          Reorganization," and "DESCRIPTION OF THE PLAN-The Reorganization and -Dissenters' Rights."

ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization."

ITEM 6.   Purposes of the Transaction and Plans or Proposals

          The common stock acquired in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reorganization described in response to Item 4 and the indebtedness to be incurred in connection therewith as described in Item 10, there are no plans, proposals or negotiations relating to or that would result in:

          (1) Any extraordinary transaction, such as a merger, reorganization or liquidation, involving Gateway or any subsidiary;

          (2) Any purchase, sale or transfer of a material amount of assets of Gateway or any subsidiary;

          (3) Any material change in Gateway's present dividend rate or policy or in its indebtedness or capitalization;

          (4) Any change in Gateway's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

          (5) Any other material change in Gateway's corporate structure or business;

          (6) Any class of Gateway's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

          (7) Except as disclosed in response to Item 7 relating to the prospective termination of registration of the Gateway common stock under the Exchange Act, any class of Gateway's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

          (8) Except as described in response to Item 7, the suspension of Gateway's obligation to file reports under Section 15(d) of the Exchange Act.


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
ITEM 7.   Purposes, Alternatives, Reasons and Effects

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS-Purpose of the Reorganization, -Alternatives Considered, -Reasons for the Reorganization, -Potential Disadvantages of the Reorganization, -Pro Forma Effect of the Reorganization, -Effects of the Reorganization on Gateway, -Effects of the Reorganization on Affiliates, -Effects of the Reorganization on Shareholders Generally, -Federal Income Tax Consequences of the Reorganization" and -Determinations by Interim and Other Filing Persons" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

ITEM 8.   Fairness of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization," and -Fairness Determinations by Interim and Gateway Affiliates."

ITEM 9.   Reports, Opinions, Appraisals and Negotiations

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Opinion of Independent Financial Advisor" and to Appendices C and D thereto. The Valuation Report and Opinion attached as Appendices C and D to Exhibit 1 constitute the only written materials furnished to the board of directors by an outside party (other than counsel) relating to the transaction.

ITEM 10.  Source and Amount of Funds or Other Consideration

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE PLAN-Source of Funds and Expenses." The Company has filed the commitment letter for the financing for the Reorganization as Exhibit 2 to this Schedule.

ITEM 11.  Interest in Securities of the Subject Company

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT GATEWAY AND ITS AFFILIATES-Stock Ownership by Affiliates and -Recent Affiliate Transactions in Gateway Stock."

ITEM 12.  The Solicitation or Recommendation

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization."

ITEM 13.  Financial Statements

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and 'PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" and to Appendices E and F thereto.


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ITEM 14.  Persons/Assets Retained, Employed, Compensated or Used

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Solicitation of Proxies."

ITEM 15.  Additional Information

          Not applicable.

ITEM 16.  Exhibits.

          1. Definitive Proxy Statement, Notice of Special Meeting of Shareholders and related cover letter, dated February 11, 2005, including Appendix A-Plan of Reorganization; Appendix B-Article 13 of the Georgia Business Corporation Code (relating to dissenters' rights); and Appendix C-Opinion of Independent Financial Advisor; Appendix D-Valuation Report of Independent Financial Advisor; Appendix E-Financial Statements and Management's Discussion and Analysis for the Nine Months Ended September 30, 2004; and Appendix F-Financial Statements and Management's Discussion and Analysis for the Year Ended December 31, 2003 (incorporated by reference from the Preliminary Proxy Statement filed on Schedule 14A, file no. 0-24137).

          2.   Commitment letter dated November 10, 2004


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2005
                                      GATEWAY  BANCSHARES,  INC.


                                      By:  /s/  Robert  G.  Peck
                                           -------------------------------------
                                           President and Chief Executive Officer


                                      GATEWAY  INTERIM  CORPORATION


                                      By:  /s/  Robert  G.  Peck
                                           -------------------------------------
                                           President


                                      OTHER  FILING  PERSONS:

                                      /s/  Robert  G.  Peck
                                      ------------------------------------------


                                      /s/  Harle  B.  Green
                                      ------------------------------------------


                                      /s/  William  H.  H.  Clark
                                      ------------------------------------------


                                      /s/  Boyd  M.  Steele
                                      ------------------------------------------


                                      /s/  Jeanette  Wilson  Dupree
                                      ------------------------------------------


                                      /s/  James  A.  Gray,  Sr.
                                      ------------------------------------------


                                      /s/  Danny  R.  Jackson
                                      ------------------------------------------


                                      /s/  Ernest  Kresch
                                      ------------------------------------------


                                      /s/  Jeffrey  R.  Hensley
                                      ------------------------------------------


                                      /s/  Jack  Joseph  Babb
                                      ------------------------------------------


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
                                  EXHIBIT INDEX


          1. Definitive Proxy Statement, Notice of Special Meeting of Shareholders and related cover letter, dated February 11, 2005, including Appendix A-Plan of Reorganization; Appendix B-Article 13 of the Georgia Business Corporation Code (relating to dissenters' rights); and Appendix C-Opinion of Independent Financial Advisor; Appendix D-Valuation Report of Independent Financial Advisor; Appendix E-Financial Statements and Management's Discussion and Analysis for the Nine Months Ended September 30, 2004; and Appendix F-Financial Statements and Management's Discussion and Analysis for the Year Ended December 31, 2003 (incorporated by reference from the Preliminary Proxy Statement filed on Schedule 14A, file no. 0-24137).

          2.   Commitment letter dated November 10, 2004


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